UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

C3.ai, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

12468P104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12468P104		Schedule 13G
1		NAME OF REPORTING PERSON Baker Hughes Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,650,476 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,650,476 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,650,476
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.35% (2)
12		TYPE OF REPORTING PERSON OO

(1) Shared with Baker Hughes Company solely by virtue of the fact that Baker Hughes Holdings LLC is a controlled affiliate of Baker Hughes Company.

(2) Based on 103,650,130 shares of Class A common stock reported to be outstanding as of June 15, 2022 on the Issuer’s Annual Report on Form 10-K, filed with the Securities Exchange Commission on June 23, 2022.

CUSIP No. 12468P104		Schedule 13G
1		NAME OF REPORTING PERSON Baker Hughes Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,650,476 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,650,476 (3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,650,476
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.35% (4)
12		TYPE OF REPORTING PERSON OO

(3) Shared with Baker Hughes Holdings LLC solely by virtue of the fact that Baker Hughes Holdings LLC is a controlled affiliate of Baker Hughes Company.

(4) Based on 103,650,130 shares of Class A common stock reported to be outstanding as of June 15, 2022 on the Issuer’s Annual Report on Form 10-K, filed with the Securities Exchange Commission on June 23, 2022.

Item 1(a). Name of Issuer:

C3.ai, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1300 Seaport Blvd, Suite 500, Redwood City, California

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office or, if none, Residence:

Item 2(c). Citizenship:

Baker Hughes Holdings LLC

17021 Aldine Westfield Road

Houston, TX 77073

Delaware Limited Liability Company

Baker Hughes Company

17021 Aldine Westfield Road

Houston, TX 77073

Delaware Corporation

Item 2(d). Titles of Classes of Securities:

Class A Common Stock

Item 2(e). CUSIP Number:

12468P104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 8,650,476

The reported securities are owned directly by Baker Hughes Holdings LLC, which is controlled affiliate of Baker Hughes Company. Baker Hughes Company is an indirect beneficial owner of the reported securities.

(b)	Percent of class: See Cover Pages Item 11.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote: See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2022

BAKER HUGHES HOLDINGS LLC

By:	/s/ Regina Jones
	Name:	Regina Jones
	Title:	Chief Legal Officer

BAKER HUGHES COMPANY

By:	/s/ Regina Jones
	Name:	Regina Jones
	Title:	Chief Legal Officer